The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Preliminary Pricing Supplement dated February 23, 2009

PROSPECTUS Dated December 23, 2008	Pricing Supplement No. 45 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-156423
Dated December 23, 2008	Dated , 2009
Rule 424(b)(2)
$
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Buffered PLUS due March 31, 2011
Based on the Price of Gold
Buffered Performance Leveraged Upside SecuritiesSM
(“Buffered PLUSSM”)

Unlike ordinary debt securities, the Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 15% of principal at maturity.  At maturity you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold an amount in cash based upon the price of gold on the valuation date, which will be March 22, 2011. The Buffered PLUS are senior unsecured obligations of Morgan Stanley, and all payments on the Buffered PLUS are subject to the credit risk of Morgan Stanley.

•	The stated principal amount and issue price of each Buffered PLUS is $1,000.

•	We will not pay interest on the Buffered PLUS.

•	At maturity, you will receive an amount per Buffered PLUS based on the price of gold on the valuation date:

º
If the final gold price is greater than the initial gold price, you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold a payment at maturity equal to $1,000 plus the leveraged upside payment, subject to the maximum payment at maturity.  The leveraged upside payment will equal $1,000 times the commodity percent increase times 140%, which we refer to as the leverage factor.  The maximum payment at maturity on each Buffered PLUS will be $1,700 to $1,750, which is 170% to 175% of the stated principal amount.  The actual maximum payment at maturity will be determined on the day we price the Buffered PLUS for initial sale to the public, which we refer to as the pricing date.

º
If the final gold price is less than or equal to the initial gold price but greater than or equal to 85% of the initial gold price, meaning the gold price has declined in value by an amount less than or equal to the buffer amount of 15%, you will receive your $1,000 stated principal amount at maturity.

º
If the final gold price is less than 85% of the initial gold price, meaning the price of gold has declined by more than the buffer amount of 15% from its initial price, you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold a payment at maturity equal to (i) $1,000 times (ii) the commodity performance factor plus (iii) $150, which will be an amount less than, and possibly significantly less than, the $1,000 stated principal amount of the Buffered PLUS.  However, under no circumstances will the Buffered PLUS pay less than $150 per Buffered PLUS at maturity.

•	The commodity percent increase will be equal to (i) the final gold price minus the initial gold price divided by (ii) the initial gold price.

º	The initial gold price will be the gold price on the pricing date.

º	The final gold price will be the gold price on the valuation date.

º
The gold price on any day will be the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market on such date.

•	The commodity performance factor will be equal to (i) the final gold price divided by (ii) the initial gold price.

•	Investing in the Buffered PLUS is not equivalent to investing directly in gold or in futures contracts or forward contracts on gold.

•	The Buffered PLUS will not be listed on any securities exchange.

•	The CUSIP number for the Buffered PLUS is 617482EM2.

•	The ISIN for the Buffered PLUS is US617482EM24.

You should read the more detailed description of the Buffered PLUS in this pricing supplement.  In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Buffered PLUS.”

The Buffered PLUS are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE 100%

	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Buffered PLUS	100%	1.75%	98.25%
Total	$	$	$

(1)
The Buffered PLUS will be issued at $1,000 per Buffered PLUS and the agent’s commissions will be $17.50 per Buffered PLUS; provided that the price to public and the agent's commissions for the purchase by any single investor of between $1,000,000 to $2,999,999 principal amount of Buffered PLUS will be $996.25 per Buffered PLUS and $13.75 per Buffered PLUS, respectively; for the purchase by any single investor of between $3,000,000 to $4,999,999 principal amount of Buffered PLUS will be $994.375 per Buffered PLUS and $11.875 per Buffered PLUS, respectively; and for the purchase by any single investor of $5,000,000 or more principal amount of Buffered PLUS will be $992.50 per Buffered PLUS and $10.00 per Buffered PLUS, respectively.

(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other Governmental agency, nor are they obligations of, or guaranteed by, a bank. Furthermore, the Buffered PLUS will not be guaranteed by the Federal Deposit Insurance Corporation under the FDIC’s Temporary Liquidity Guarantee Program.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the Buffered PLUS and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the Buffered PLUS, see the section of this pricing supplement called “Description of Buffered PLUS–Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Buffered PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The Buffered PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Buffered PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The Buffered PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Buffered PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the Buffered PLUS to the public in Hong Kong as the Buffered PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Buffered PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Buffered PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The Buffered PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The Agent and each dealer represent and agree that they will not offer or sell the Buffered PLUS nor make the Buffered PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Buffered PLUS, whether directly or indirectly, to persons in Singapore other than:

(a)           an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)           an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)           a person who acquires the Buffered PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)           otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Buffered PLUS we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The Buffered PLUS offered are Series F medium-term senior unsecured debt securities of Morgan Stanley.  The return on the Buffered PLUS at maturity is based on the change, as determined on the valuation date, in the price of gold. All payments on the Buffered PLUS are subject to the credit risk of Morgan Stanley.

Each Buffered PLUS costs $1,000
We, Morgan Stanley, are offering Buffered PLUS due March 31, 2011, Based on the Price of Gold, which we refer to as the Buffered PLUS.  The stated principal amount and issue price of each Buffered PLUS is $1,000.

The original issue price of the Buffered PLUS includes the agent’s commissions paid with respect to the Buffered PLUS and the cost of hedging our obligations under the Buffered PLUS.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the Buffered PLUS includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the Buffered PLUS.  See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Buffered PLUS—Use of Proceeds and Hedging.”

The Buffered PLUS do not guarantee return of 100% of the principal, nor do they pay interest
Unlike ordinary debt securities, the Buffered PLUS do not pay interest and do not guarantee the return of 100% of the principal at maturity.  If the final gold price is less than 85% of the initial gold price, we will pay to you an amount in cash per Buffered PLUS that is less than the $1,000 stated principal amount of each Buffered PLUS by an amount proportionate to the decrease in the price of gold below 85% of the initial gold price.

Payment at maturity based on price of gold	At maturity, you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold an amount in cash based upon the price of gold, determined as follows:

• If the final gold price is greater than the initial gold price, you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold a payment at maturity equal to:

$1,000 + leveraged upside payment, subject to a maximum payment at maturity of $1,700 to $1,750 (to be determined on the pricing date)

where,

leveraged upside payment = $1,000 x leverage factor x commodity percent increase

and

leverage factor will be 140%

and

commodity percent increase =	final gold price – initial gold price initial gold price

and where,

final gold price = the gold price on the valuation date

initial gold price = the gold price on the pricing date

The gold price on any day will be the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market on such date.

•       If the final gold price is less than or equal to the initial gold price but greater than or equal to 85% of the initial gold price, meaning the price of gold has declined by an amount less than or equal to the buffer amount of 15%, you will receive for each Buffered PLUS that you hold the stated principal amount of $1,000 at maturity.

•       If the final gold price is less than 85% of the initial gold price, meaning the price of gold has declined by more than the buffer amount of 15%, you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold a payment at maturity equal to:

$1,000 x commodity performance factor + $150

where,

commodity performance factor =	final gold price initial gold price

Because the commodity performance factor will be less than 85%, this payment will be less than $1,000.  However, under no circumstances will the payment at maturity be less than $150.

All payments on the Buffered PLUS are subject to the credit risk of Morgan Stanley.

On PS-6, we have provided a graph titled “Hypothetical Payouts on the Buffered PLUS at Maturity,” which illustrates the performance of the Buffered PLUS at maturity over a range of hypothetical percentage changes in the price of gold.  The graph does not show every situation that may occur.

You can review the historical prices of gold in the section of this pricing supplement called “Description of Buffered PLUS—Historical Information.”

Investing in the Buffered PLUS is not equivalent to investing directly in gold or in futures contracts or forward contracts on gold.

You may revoke your offer to purchase the Buffered PLUS prior to our acceptance
We are using this pricing supplement to solicit from you an offer to purchase the Buffered PLUS.  You may revoke your offer to purchase the Buffered PLUS at any time prior to the time at which we accept such offer by notifying the relevant agent.  We reserve the right to change the terms of, or reject any offer to purchase, the Buffered PLUS prior to their issuance.  In the event of any material changes to the terms of the Buffered PLUS, we will notify you.

MSCG will be the Calculation Agent	We have appointed our affiliate, Morgan Stanley Capital Group Inc., or its successors, which we refer to as MSCG, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes. As calculation agent, MSCG will determine the initial gold price, the final gold price and whether a market disruption event has occurred and calculate the commodity percent increase or the commodity performance factor and the payment to you at maturity.

Where you can find more information on the Buffered PLUS	The Buffered PLUS are senior unsecured notes issued as part of our Series F medium-term note program. You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated December 23, 2008 and prospectus dated December 23, 2008. We describe the basic features of this type of note in the section of the prospectus supplement called “Description of Notes” and in the section of the prospectus called “Description of Debt Securities.”

Because this is a summary, it does not contain all of the information that may be important to you.  For a detailed description of the terms of the Buffered PLUS, you should read the “Description of Buffered PLUS” section in this pricing supplement.  You should also read about some of the risks involved in investing in Buffered PLUS in the section called “Risk Factors.”  The tax treatment of investments in commodity-linked notes such as these differ from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of Buffered PLUS—United States Federal Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the Buffered PLUS.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE BUFFERED PLUS AT MATURITY

For each Buffered PLUS, the following graph illustrates the payment at maturity on the Buffered PLUS for a range of hypothetical percentage changes in the price of gold.  The buffer zone illustrates the buffer effect in the event of a decline in the price of gold.  The graph is based on the following terms:

•	Stated principal amount per Buffered PLUS: $1,000

•	Leverage factor: 140%

•	Buffer amount: 15%

•	Hypothetical maximum payment at maturity: $1,725

•	Minimum payment at maturity: $150

Where the final gold price is greater than the initial gold price, the payment at maturity on the Buffered PLUS reflected in the graph below is greater than the $1,000 stated principal amount per Buffered PLUS, subject to the hypothetical maximum payment at maturity of $1,725.  With the hypothetical maximum payment at maturity of $1,725, an investor would realize the maximum return at a final gold price of 172.5% of the initial gold price.  Where the final gold price is less than or equal to the initial gold price but greater than or equal to 85% of the initial gold price, the payment at maturity on the Buffered PLUS reflected in the graph below is the $1,000 stated principal amount per Buffered PLUS.  Where the final gold price is less than 85% of the initial gold price, the payment at maturity on the Buffered PLUS reflected in the graph below is less than the $1,000 stated principal amount per Buffered PLUS, subject to the minimum payment at maturity of $150.

RISK FACTORS

The Buffered PLUS are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, do not pay interest and provide a minimum payment at maturity of only 15% of principal at maturity.  This section describes the most significant risks relating to the Buffered PLUS.  You should carefully consider whether the Buffered PLUS are suited to your particular circumstances before you decide to purchase them.

Buffered PLUS do not pay interest or guarantee return of 100% of your principal
The terms of the Buffered PLUS differ from those of ordinary debt securities in that we will not pay you interest on the Buffered PLUS and will provide a minimum payment at maturity of only 15% of the stated principal amount of the Buffered PLUS.  At maturity you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold an amount in cash based upon the final gold price.  If the final gold price is less than 85% of the initial gold price, meaning the price of gold declined in value from its initial value by more than the 15% buffer amount, you will receive an amount in cash at maturity that is less than the $1,000 stated principal amount of each Buffered PLUS by an amount proportionate to the decrease in the price of gold below 85% of its initial value.  See “Hypothetical Payouts on the Buffered PLUS at Maturity” on PS–6.

Appreciation potential for Buffered PLUS is limited
The appreciation potential of Buffered PLUS is limited by the maximum payment at maturity of $1,700 to $1,750, or 170% to 175% of the stated principal amount.  Although the leverage factor provides 140% exposure to increases in the gold price, because the payment at maturity will be limited to 170% to 175% of the stated principal amount for the Buffered PLUS, the effect of the leverage factor is progressively reduced as the final gold price exceeds 50% to approximately 53.5714% of the initial gold price.

The Buffered PLUS will not be listed and secondary trading may be limited
The Buffered PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Buffered PLUS.  Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., may, but is not obligated to, make a market in the Buffered PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Buffered PLUS easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Buffered PLUS, the price at which you may be able to trade your Buffered PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease making a market in the Buffered PLUS, it is likely that there would be no secondary market for the Buffered PLUS.  Accordingly, you should be willing to hold your Buffered PLUS to maturity.

Market price of the Buffered PLUS may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the Buffered PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Buffered PLUS in the secondary market, including:

	•	the gold price at any time and, in particular, on the valuation date,

	•	the market price of gold and futures contracts on gold, and the volatility (frequency and magnitude of changes in value) of such prices,

	•	trends of supply and demand for gold generally,

	•	interest and yield rates in the market,

	•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect gold or commodities markets generally and which may affect the final price of gold

	•	the time remaining to the maturity of the Buffered PLUS, and

	•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your Buffered PLUS prior to maturity.  For example, you may have to sell your Buffered PLUS at a substantial discount from the stated principal amount if at the time of sale the price of gold is at or below the initial gold price or if market interest rates rise.

You cannot predict the future prices of gold based on its historical prices.  The final gold price may be less than 85% of its initial price so that you will receive at maturity an amount that is less than the $1,000 stated principal amount of each Buffered PLUS by an amount proportionate to the decrease in the price of gold below 85% of its initial price. In addition, there can be no assurance that the final gold price will be greater than the initial gold price so that you will receive at maturity an amount in excess of the $1,000 stated principal amount for each Buffered PLUS you hold.

The return on the Buffered PLUS is linked to a single commodity, and the price of gold may change unpredictably and affect the value of the Buffered PLUS in unforeseeable ways
Investments, such as the Buffered PLUS, linked to the prices of commodities, such as gold, are considered speculative and the prices for commodities such as gold may fluctuate significantly over short periods due to a variety of factors.

The price of gold to which the return on the Buffered PLUS is linked is the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery.  The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time.  Specific factors affecting the daily fixing price of gold include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events as well as wars and political and civil upheavals.  Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, as opposed to newly produced gold, in particular as the result of financial crises, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market.  It is not possible to predict the aggregate effect of all or any combination of these factors.

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally
The payment at maturity on the Buffered PLUS is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index.  The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the Buffered PLUS are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of gold may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.  See “Description of Buffered PLUS—Historical Information.”

The Buffered PLUS are subject to the credit risk of Morgan Stanley, and its credit ratings and credit spreads may adversely affect the market value of the Buffered PLUS
Investors are dependent on Morgan Stanley’s ability to pay all amounts due on the Buffered PLUS at maturity, and, therefore, investors are subject to the credit risk of Morgan Stanley and to changes in the market's view of Morgan Stanley’s creditworthiness. Any decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the Buffered PLUS.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Buffered PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered PLUS, as well as the projected profit included in the cost of hedging our obligations under the Buffered PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

There are risks relating to trading of commodities on the London Bullion Market Association
Gold is traded on the London Bullion Market Association which we refer to as the LBMA.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected.  The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading.  For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices commodities trading on the LBMA.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Investing in the Buffered PLUS is not equivalent to investing in futures contracts or in forward contracts on gold
Investing in the Buffered PLUS is not equivalent to investing in gold or in futures contracts or in forward contracts on gold.  By purchasing the Buffered PLUS, you do not purchase any entitlement to gold, or futures contracts or forward contracts on gold. Further, by purchasing the Buffered PLUS, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on gold.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests
The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the Buffered PLUS.

As calculation agent, MSCG will determine the initial gold price and the final gold price, the commodity percent increase or the commodity performance factor and will calculate the amount of cash you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the gold price in the event of a market disruption event, may affect the payout to you at maturity.  See the section of this pricing supplement called “Description of Buffered PLUS—Market Disruption Event.”

The original issue price of the Buffered PLUS includes the agent’s commissions and certain costs of hedging our obligations under the Buffered PLUS.  The subsidiaries through which we hedge our obligations under the Buffered PLUS expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by MS & Co. and its affiliates could potentially affect the value of the Buffered PLUS
MS & Co. and other affiliates of ours will carry out hedging activities related to the Buffered PLUS (and possibly to other instruments linked to the gold price), including trading in related futures contracts, and possibly in other instruments related to gold.  MS & Co. and some of our other subsidiaries also trade gold and other financial instruments related to gold on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the day we price the Buffered PLUS for initial sale to the public could increase the initial gold price and, as a result, could increase the level at which the gold price must be on the valuation date before you receive a payment at maturity that exceeds the stated principal amount on the Buffered PLUS.  Additionally, such hedging or trading activities during the term of the Buffered PLUS could potentially affect the price of gold, including the price on the valuation date, and, accordingly, the amount of cash you will receive upon a sale of the Buffered PLUS or at maturity.

Although the U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain, each Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the Buffered PLUS supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing supplement, each Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Buffered PLUS, the timing and character of income on the Buffered PLUS might differ significantly.  We do not plan to request a ruling from the IRS regarding the tax treatment of the Buffered PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the Buffered PLUS.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Buffered PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Buffered PLUS, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Buffered PLUS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF BUFFERED PLUS

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Buffered PLUS” refers to each $1,000 stated principal amount of our Buffered PLUS due March 31, 2011, Based on the Price of Gold.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$

Original Issue Date (Settlement Date)	March , 2009

Maturity Date	March 31, 2011

Pricing Date	March , 2009

Issue Price	100% ($1,000 per Buffered PLUS)

Stated Principal Amount	$1,000 per Buffered PLUS

Denominations	$1,000 and integral multiples thereof

CUSIP Number	617482EM2

ISIN	US617482EM24

Interest Rate	None

Specified Currency	U.S. dollars

Payment at Maturity
At maturity, upon delivery of the Buffered PLUS to the Trustee, we will pay with respect to the $1,000 Stated Principal Amount of each Buffered PLUS an amount in cash equal to (i) if the Final Gold Price is greater than the Initial Gold Price, $1,000 plus the Leveraged Upside Payment, subject to the Maximum Payment at Maturity, (ii) if the Final Gold Price is less than or equal to the Initial Gold Price but greater than or equal to 85% of the Initial Gold Price, the Stated Principal Amount of $1,000 or (iii) if the Final Gold Price is less than 85% of the Initial Gold Price, $1,000 times the Commodity Performance Factor plus $150.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 Stated Principal Amount of each Buffered PLUS, on or prior to 10:30 a.m. (New York City time) on the Trading Day preceding the Maturity Date (but if such Trading Day is not a business day, prior to the close of business on the business day preceding the Maturity Date), and (ii) deliver the aggregate cash amount due with respect to the Buffered PLUS to the Trustee for delivery to DTC, as holder of the Buffered PLUS, on the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Leveraged Upside Payment	The product of (i) $1,000 and (ii) the Leverage factor and (iii) the Commodity Percent Increase.

Leverage factor	140%

Commodity Percent Increase	A fraction, the numerator of which is the Final Gold Price minus the Initial Gold Price and the denominator of which is the Initial Gold Price.

Commodity Performance Factor	A fraction, the numerator of which is the Final Gold Price and the denominator of which is the Initial Gold Price.

Maximum Payment at Maturity	$1,700 to $1,750, which is equal to 170% to 175% of the Stated Principal Amount. The actual Maximum Payment at Maturity will be determined on the Pricing Date.

Minimum Payment at Maturity	$150 per Buffered PLUS

Gold Price
On any day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market on such date, as determined by the Calculation Agent.

Initial Gold Price
         , which is the Gold Price on the Pricing Date, provided, that if the Pricing Date is not a Trading Day or if a Market Disruption Event occurs on that date, the Initial Gold Price will be, subject to the succeeding paragraph below, the Gold Price on the next Trading Day on which no Market Disruption Event occurs.

If a Market Disruption Event has occurred on each of the three consecutive Trading Days immediately succeeding the scheduled Pricing Date, the Calculation Agent will determine the Initial Gold Price on such third succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price of gold.  If such quotations are provided as requested, the Initial Gold Price shall be the arithmetic mean of such quotations.  If fewer than three quotations are provided as requested, the Initial Gold Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

Final Gold Price	The Gold Price on the Valuation Date.

Valuation Date	March 22, 2011, subject to adjustment for non-Trading Days and Market Disruption Events as described in the following paragraphs.

If the scheduled Valuation Date is not a Trading Day or if a Market Disruption Event occurs on that date, the Gold Price for the Valuation Date will be, subject to the succeeding paragraph below, the Gold Price on the next Trading Day on which no Market Disruption Event occurs.

If a Market Disruption Event has occurred on each of the three consecutive Trading Days immediately succeeding the scheduled Valuation Date, the Calculation Agent will determine the Final Gold Price on such third succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price.  If such quotations are provided as requested, the Final Gold Price shall be the arithmetic mean of such quotations.  If fewer than three quotations are provided as requested, the Final Gold Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

Relevant Exchange
Relevant Exchange means the London Bullion Market Association or, if the London Bullion Market Association is no longer the principal exchange or trading market for gold, such exchange or principal trading market for gold that serves as the source of prices for gold and any principal exchanges where options or futures contracts on gold are traded.

Reuters, Bloomberg and various other third party sources may report prices of gold.  If any such reported price differs from that as determined by the Relevant Exchange, the price as determined by the Relevant Exchange will prevail.

Further, if the Initial Gold Price as finally determined by the Relevant Exchange differs from any initial price specified in this pricing supplement, we will include the definitive Initial Gold Price in an amended pricing supplement.

Trading Day
A day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Market Disruption Event	Market Disruption Event means any of a Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption or Tax Disruption, as determined by the Calculation Agent.

Price Source Disruption	Price Source Disruption means the temporary or permanent failure of the Relevant Exchange to announce or publish the Gold Price.

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in gold or futures contracts related to gold on the Relevant Exchange.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in gold or futures contracts related to gold on the Relevant Exchange or (ii) the disappearance of, or of trading in, gold.

Tax Disruption
Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to gold (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the Pricing Date, if the direct effect of such imposition, change or removal is to raise or lower the price on the day that would otherwise be the Valuation Date from what it would have been without that imposition, change or removal.

Book Entry Note or Certificated Note
Book Entry.  The Buffered PLUS will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Buffered PLUS.  Your beneficial interest in the Buffered PLUS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Buffered PLUS, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” and “Securities Offered on a Global Basis Through the Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Buffered PLUS shall have occurred and be continuing, the amount declared due and payable per Buffered PLUS upon any acceleration of the Buffered PLUS (the “Acceleration Amount”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated as though the Gold Price on such date of acceleration were the Final Gold Price.

If the maturity of the Buffered PLUS is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Buffered PLUS as promptly as possible and in no event later than two Business Days after the date of acceleration.

Calculation Agent	Morgan Stanley Capital Group Inc. and its successors (“MSCG”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one billionth, with five ten-billionths rounded upward (e.g., .8765432105 would be rounded to .876543211); all dollar amounts related to determination of the amount of cash payable per Buffered PLUS will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Buffered PLUS will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Buffered PLUS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Gold Price, the Commodity Percent Increase or the Commodity Performance Factor and the Payment at Maturity, or whether a Market Disruption Event has occurred.  See “—Market Disruption Event” above.  MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Historical Information
The following table sets forth the published high and low daily fixing prices of gold, as well as end-of-quarter prices of gold for each calendar quarter from January 1, 2004 to February 19, 2009.  The price of gold on February 19, 2009 was $980.50.  The graph following the table plots the historical gold prices for such period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The Initial Gold Price and Final Gold Price will be determined with reference to the afternoon fixing price of gold published by the London Gold Market, as determined pursuant to “Gold Price” above, on the Pricing Date and Valuation Date, respectively, rather than the prices published by Bloomberg Financial Markets on such dates.  The historical performance set out in the table and graph below should not be taken as an indication of future performance, and no assurance can be given as to the Gold Price on the Valuation Date.  The Gold Price may decrease so that you will receive a Payment at Maturity that is less than the Stated Principal Amount of the Buffered PLUS.  We cannot give you any assurance that the Gold Price will increase so that at maturity you will receive a payment in excess of the Stated Principal Amount of the Buffered PLUS.  The price of gold may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.

Gold High and Low Daily Fixing Prices and End-of-Quarter Prices January 1, 2004 through February 19, 2009 (stated in U.S. dollars per troy ounce)
Gold	High	Low	Period End
2004
First Quarter	425.50	390.50	423.70
Second Quarter	427.25	375.00	395.80
Third Quarter	415.65	387.30	415.65
Fourth Quarter	454.20	411.25	435.60
2005
First Quarter	443.70	411.10	427.50
Second Quarter	440.55	414.45	437.10
Third Quarter	473.25	418.35	473.25

Gold	High	Low	Period End
Fourth Quarter	536.50	456.50	513.00
2006
First Quarter	584.00	524.75	582.00
Second Quarter	725.00	567.00	613.50
Third Quarter	663.25	573.60	599.25
Fourth Quarter	648.75	560.75	632.00
2007
First Quarter	685.75	608.40	661.75
Second Quarter	691.40	642.10	650.50
Third Quarter	743.00	648.75	743.00
Fourth Quarter	841.10	725.50	833.75
2008
First Quarter	1,011.25	846.75	933.50
Second Quarter	946.00	853.00	930.25
Third Quarter	986.00	740.75	884.50
Fourth Quarter	903.50	712.50	869.75
2009
First Quarter (through February 19, 2009)	980.50	810.00	980.50

Gold Daily Afternoon Fixing Price – January 1, 2004 to February 19, 2009

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Buffered PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the Buffered PLUS.  The Issue Price of the Buffered PLUS includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Buffered PLUS and the cost of hedging our obligations under the Buffered PLUS.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Buffered PLUS by taking positions in futures contracts on gold or positions in any other available instruments that we may wish to use in connection with such hedging.  Such purchase activity could potentially increase the Initial Gold Price, and, therefore, the level that the Final Gold Price would need to reach before you would receive at maturity a payment that exceeds the Stated Principal Amount of the Buffered PLUS.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Buffered PLUS by purchasing and selling futures contracts on gold or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments on the Valuation Date.  We cannot give any assurance that our hedging activities will not affect the Gold Price and, therefore, adversely affect the value of the Buffered PLUS or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Buffered PLUS set forth on the cover of this pricing supplement.  The Agent proposes initially to offer the Buffered PLUS directly to the public at the public offering price set forth on the cover page of this pricing supplement; provided that the price will be $996.25 per Buffered PLUS and the agent’s commissions will be $13.75 per Buffered PLUS for the purchase by any single investor of greater than or equal to $1,000,000 and less than $3,000,000 principal amount of Buffered PLUS, the price will be $994.375 per Buffered PLUS and the agent’s commissions will be $11.875 per Buffered PLUS for the purchase by any single investor of greater than or equal to $3,000,000 and less than $5,000,000 principal amount of Buffered PLUS and the price will be $992.50 per Buffered PLUS and the agent’s commissions will be $10.00 per Buffered PLUS for the purchase by any single investor of greater than or equal to $5,000,000 principal amount of Buffered PLUS.  The Agent may allow a concession not in excess of the applicable sales commission to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG; provided that, concessions allowed to dealers in connection with the offering may be reclaimed by the Agent if, within 30 days of the offering, the Agent repurchases the Buffered PLUS distributed by such dealers.  After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Buffered PLUS against payment therefor in New York, New York on March   , 2009, which will be the fifth scheduled Business Day following the pricing of the Buffered PLUS.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Buffered PLUS on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Buffered PLUS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Buffered PLUS.  Specifically, the Agent may sell more Buffered PLUS than it is obligated to purchase in connection with the offering, creating a naked short position in the Buffered PLUS, for its own account.  The Agent must close out any naked short position by purchasing the Buffered PLUS in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Buffered PLUS in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, Buffered PLUS or its component commodities in the open market to stabilize the price of the Buffered PLUS.  Any of these activities may raise or maintain the market price of the Buffered PLUS above independent market levels or prevent or retard a decline in the market price of the Buffered PLUS.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Buffered PLUS.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Buffered PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Buffered PLUS, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Buffered PLUS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Buffered PLUS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Buffered PLUS or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Buffered PLUS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Buffered PLUS.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.
Brazil

The Buffered PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Buffered PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Buffered PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Buffered PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Buffered PLUS to the public in Hong Kong as the Buffered PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Buffered PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Buffered PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Buffered PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Buffered PLUS nor make the Buffered PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Buffered PLUS, whether directly or indirectly, to persons in Singapore other than:
(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));
(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)   a person who acquires the Buffered PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Buffered PLUS.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Buffered PLUS are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Buffered PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Buffered PLUS.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to assets of any plan involved in the transaction, and provided further that the plan pays no more than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Buffered PLUS.

Because we may be considered a party in interest with respect to many Plans, the Buffered PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Buffered PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Buffered PLUS that either (a) it is not a plan or a plan asset entity and is not purchasing such Buffered PLUS on behalf of or with “plan assets” of any plan, or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Buffered PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the Buffered PLUS has exclusive responsibility for ensuring that its purchase, holding and disposition of the Buffered PLUS do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Buffered PLUS to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.
United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Buffered PLUS issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Buffered PLUS.  This discussion applies only to initial investors in the Buffered PLUS who:

• purchase the Buffered PLUS at their “issue price”; and

• will hold the Buffered PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

• certain financial institutions;

• insurance companies;

• certain dealers and traders in securities, commodities or foreign currencies;

• investors holding the Buffered PLUS as part of a hedging transaction, “straddle,” conversion transaction, integrated transaction or constructive sale transaction;

• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

• regulated investment companies;

• real estate investment trusts;

• tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively; or

• persons subject to the alternative minimum tax.

As stated above, this discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances.  As the law applicable to the U.S. federal income taxation of instruments such as the Buffered PLUS is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the Buffered PLUS should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Under current law, each Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Buffered PLUS or instruments that are similar to the Buffered PLUS for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the tax treatment described herein.  Accordingly, you should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Buffered PLUS (including possible alternative treatments of the Buffered PLUS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of each Buffered PLUS as an open transaction.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Buffered PLUS that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Buffered PLUS

Assuming the characterization and treatment of the Buffered PLUS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the Buffered PLUS prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the Buffered PLUS should equal the amount paid by the U.S. Holder to acquire the Buffered PLUS.

Sale, Exchange or Settlement of the Buffered PLUS.  Upon a sale or exchange of the Buffered PLUS, or upon settlement of the Buffered PLUS at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Buffered PLUS sold, exchanged or settled.  Any gain or loss should be long-term capital gain or loss if the holding period of the Buffered PLUS is more than one year at the time of sale, exchange or settlement, and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the Buffered PLUS

Due to the absence of authorities that directly address the proper tax treatment of the Buffered PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Buffered PLUS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations apply to the Buffered PLUS, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount (“OID”) on the Buffered PLUS every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the Buffered PLUS would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of OID, and as capital loss thereafter.  The risk that a buffered security will be recharacterized, for U.S. federal income tax purposes, as a debt instrument rather than as an open transaction, is higher than with other non-principal protected commodity-linked securities.

Even if the Contingent Debt Regulations do not apply to the Buffered PLUS, other alternative federal income tax characterizations of the Buffered PLUS are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Buffered PLUS.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Buffered PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Buffered PLUS, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption.  The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition,  information returns will be filed with the IRS in connection with payments on the Buffered PLUS and the proceeds from a sale or other disposition of the Buffered PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Buffered PLUS that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;

• a foreign corporation; or

• a foreign trust or estate.

The term “Non-U.S. Holder” does not include any of the following holders:

•  a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

• certain former citizens or residents of the United States; or

• a holder for whom income or gain in respect of the Buffered PLUS is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in a Buffered PLUS.

Tax Treatment upon Sale, Exchange or Settlement of the Buffered PLUS

In general.  Assuming the treatment of the Buffered PLUS as set forth above is respected, a Non-U.S. Holder of the Buffered PLUS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Buffered PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Buffered PLUS would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code, and

• the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Buffered PLUS (or a financial institution holding the Buffered PLUS on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Buffered PLUS.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the Buffered PLUS, possibly with retroactive effect.  Accordingly, if you are a non-U.S. investor, you should consult your tax adviser regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Buffered PLUS are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Buffered PLUS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Buffered PLUS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the Buffered PLUS ― Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.